October 9, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington D.C., 20549
Attn:    Nasreen Mohammed
Joel Parker

Re:     Denny's Corporation
Form 10-K for the Fiscal Year Ended December 27, 2023
Form 8-K filed July 30, 2024
File No. 000-18051

Ladies and Gentlemen:

The purpose of this letter is to provide the detailed response of Denny’s Corporation (the “Company”) to the comments set forth in your letter dated September 17, 2024. For your convenience, your comments have been reproduced in their entirety followed by the Company’s response.

Form 8-K filed July 30, 2024

Exhibit 99.1- Press Release, dated July 30, 2024
Reconciliation of Net Income to Non-GAAP Financial Measures, page 8

1.We note your adjustments for legal settlement expenses, pre-opening expenses and other adjustments in your reconciliation of Adjusted EBITDA and Adjusted Net Income. Please tell us how you determined that these costs are not normal, recurring, cash operating expenses necessary to operate your business. Refer to 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

•The Company regularly assesses how it approaches the treatment of adjustments to arrive at its non-GAAP measures of Adjusted EBITDA and Adjusted Net Income. Accordingly, beginning in fiscal 2024, the Company revised its non-GAAP measures to exclude anomalous expenses across several categories to improve consistency with comparable peers in the restaurant industry and to allow greater comparability for investors to evaluate the Company’s ongoing core operations.

•Specific to legal expenses, the Company excluded all legal settlement expenses (other than those discussed in the last sentence of this paragraph) as such expenses are not considered to be part of the core operations of the business. Our processes and procedures are routinely reviewed and updated to mitigate the risk of these expenses becoming normal and recurring. As such, including such legal settlement expenses in periodic operating results can cause results to be misleading in terms of illustrating the ongoing core operations of the business. Expenses that are related to litigation that we would consider part of our core operations (e.g., “slip and fall” type litigation) are not excluded in calculating our non-GAAP measures.

•Specific to pre-opening expenses, the Company consists of two highly franchised brands and does not have an extensive history of opening new company-owned restaurants. The Company has recently embarked on a strategy to grow the Keke’s Breakfast Café brand through company development in the near-term with the expectation of selling these restaurants to franchisees and shifting back to majority franchise development in the mid-term and beyond. The amount and cadence of such company restaurant openings are expected to be highly volatile and irregular. As such, including pre-opening expenses related to these company restaurants in periodic operating results can cause results to be misleading in terms of illustrating the long-term core operations of the business.

•With respect to the “other adjustments” referred to in the Company’s reconciliations included in the July 30, 2024 press release, the Company notes that in footnote (3) to the reconciliation, the Company disclosed that adjustments for the quarter and year-to-date period ended June 26, 2024 include a $2.6 million distribution to franchisees related to a review of advertising costs. Such distributions are atypical and expected to be non-recurring for the Company, and illustrating the Company’s results excluding the impact of the distribution is an appropriate adjustment for investors to understand the long-term ongoing core operations.

The Company believes the details discussed in this response to your letter sufficiently address the comments raised. However, please do not hesitate to contact the undersigned at 864-597-8347 if you have any further questions.

Respectfully,

/s/ Robert P. Verostek
Robert P. Verostek
Executive Vice President and Chief Financial Officer

cc: Mr. Justin W. Chairman